

September 16, 2010

Andrew Chien
SEC Filing Agency
USChina Taiwan Inc.
665 Ellsworth Avenue
New Haven, CT 06511

> **Re: USChina Taiwan Inc.**
> **Amendment No. 13 to Registration Statement on Form S-1**
> **Filed September 7, 2010**
> **File No. 333-165526**

Dear Mr. Chien:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Offering, p. 7 (Summary of Selected Financial Data)

1.   At the end of this section, please insert the following statement: "Our assets consist solely of cash that is held in a bank deposit."

Risk Factors, page 7

4. Our auditors have raised substantial doubt…, page 8

2.   We note that the financial information you have presented here is as of March 31, 2010, not as of the date of the prospectus as noted in the disclosure. Please revise your disclosure so that the financial information you present is consistent with the date noted in the disclosure.

Target Market, pp. 30-32

3.   We note that the current disclosure regarding the Investment Company Act of
        1940 appears to contain several errors with respect to its use of terms that are
        explicitly defined in the Investment Company Act and the rules thereunder (*e.g.*,
        the terms "investment company" and "investment securities"). The current
        disclosure also appears to contain misstatements with respect to certain
        requirements of the Investment Company Act and Rule 3a-1 thereunder.
        Therefore, please consider the following revisions, if accurate:

        •   In the fifth full paragraph, please replace the second sentence with the
            following: "If in the future we are compelled to do that, we may be deemed to
            be an investment company under the Investment Company Act of 1940 (the
            'Investment Company Act')."

        •   At the beginning of the third sentence of the fifth full paragraph, please
            replace the words "invest company" with "investment company under the
            Investment Company Act".

        •   In the first sentence of the sixth full paragraph, please replace the words
            "investing securities" with "investment securities".

        •   In the second to last sentence of the sixth full paragraph, please replace the
            words "actively controlled" with "actively controls".

Results of Operations for Period Ending March 30, 2010 - Liquidity, p. 36

4.   In the first sentence of this section, please insert the words "which is held in a
        bank deposit" after the words "cash on hand".

Financial Statement – For the year ended on March 31, 2010, page 39

Notes to Financial Statements, page 45

2. Summary of Significant Accounting Policies, page 45

Basis of Accounting, page 45

5.   Please tell us why you believe it is appropriate to prepare your annual financial
        statements in accordance "with the rules and regulations of SEC to Form 10-Q…"
        Please note this differs from comment 16 from our letter dated September 1,
        2010, which related to your financial statements as of and for the period ended
        June 30, 2010.

Financial Statements for Quarter Ended on June 30, 2010

Notes to Financial Statements, page 57

2. Summary of Significant Accounting Policies, page 57

Basis of Accounting, page 57

6.   We note your response to our prior comment 16 from our letter dated September 1, 2010. You continue to refer to your financial statements as of and for the period ended June 30, 2010 as your annual financial information, not interim. However you disclose that the company changed its fiscal year-end to March 31. Please revise or advise.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip at (202) 551-3573 or Kevin Woody, Branch Chief at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel